

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 2, 2008

<u>via U.S. mail and facsimile</u>

Mr. Angelo Brisimitzakis
President and Chief Executive Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, KS 66210

> **Re: Compass Minerals International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **File No. 1-31921**

Dear Mr. Brisimitzakis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson